

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 8, 2009

Mr. Faith Lam, Chief Executive Officer
China Health Care Corporation
T Plaza Center, Suite 400
15950 North Dallas Parkway
Dallas, TX 75249

> **Re: China Health Care Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 333-127016**

Dear Mr. Lam:

We issued comments to you on the above captioned filing on February 13, 2009**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 22, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 22, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gary Newberry at 202-551-3761 if you have any questions.

Sincerely,

Chris White
Branch Chief